LATAMGROWTH SPAC

590 Madison Avenue

34th Floor

New York, NY 10022

December 13, 2021

VIA EMAIL & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Davis

Re:	LatAmGrowth SPAC (the “Company”)
Registration Statement on Form S-1 (File No. 333-261361)

Dear Mr. Davis:

Reference is made to our letter, filed as correspondence via EDGAR on December 9, 2021, in which we requested that the effective date for the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time on Monday, December 13, 2021, or as soon practicable thereafter, or at such other time as the Company or its outside counsel, Shearman & Sterling LLP, request by telephone. We are no longer requesting that such Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration for the effective date to such time.

If you have any questions regarding this request, please call Bill Nelson of Shearman & Sterling LLP, by a telephone call at (713) 354-4880. Thank you for your attention to this matter.

Sincerely,

LatAmGrowth SPAC

/s/ Gerard Cremoux
Gerard Cremoux
Chief Executive Officer, Chief Financial Officer and Director

cc:	Bill Nelson, Shearman & Sterling LLP
Emily Leitch, Shearman & Sterling LLP

cc:	Maurice Blanco, Davis Polk & Wardwell LLP
Pedro Bermeo, Davis Polk & Wardwell LLP
Katia Brener, Davis Polk & Wardwell LLP